UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder
WILLING HOLDING, INC.
(Exact name of registrant as specified in its corporate charter)
000-53496
(Commission File No.)

Florida	26-0655541
(State of Incorporation)	(IRS Employer Identification No.)
210 N. University Drive
Suite 810
Coral Springs, Florida 33071
(Address of principal executive offices)
(954) 755-5564
(Registrant’s telephone number)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

WILLING HOLDING, INC.
210 N. University Drive
Suite 810
Coral Springs, Florida 33071
INFORMATION STATEMENT
PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER
INTRODUCTION
This Information Statement is being mailed on or about July 21, 2010 to the holders of record at the close of business on July 20, 2010 (the “Record Date”) of the Class A common shares, par value $0.001 per share (“Common Shares”) of Willing Holding Group, Inc., a Florida corporation (“Willing”), in connection with the change of control and composition of the board of directors of the Company (the “Board of Directors”) as contemplated by an asset purchase agreement, dated as of July 15, 2010 (the “Asset Purchase Agreement”), by and among Willing and Valiant Healthcare, Inc., a Delaware corporation (“Valiant”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Willing.
This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.
A copy of the Asset Purchase Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on July 19, 2010.
On the Record Date, 28,302,344 Common Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share.
WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.
CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS
As of July 15, 2010, we entered into the Asset Purchase Agreement, pursuant to which we acquired substantially all of the assets owned by Valiant under which it was engaged in the business of selling franchises through its division and under the trade name “Accessible Home Health Care” that provide all of the home health care needs of its patients in exchange for 25,250,000 shares of our Class A common stock representing approximately 90% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Asset Purchase Agreement and the transactions contemplated thereby resulted in a change of control of the Company.
On the Closing Date (July 16, 2010), the directors of the Company, pursuant to the terms of the Asset Purchase Agreement and at the direction of Valiant, agreed to appoint the former directors of Valiant (the “Incoming Directors”) to our Board of Directors. The appointment of the Incoming Directors will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).
To the best of our knowledge, except as set forth in this Information Statement, none of the Incoming Directors is currently a director of the Company, did not hold any position with the Company nor has been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or Incoming or existing Directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information as of the date hereof with respect to the beneficial ownership of the outstanding shares of our common stock immediately following execution of the Asset Purchase Agreement by (i) our executive officers and directors; (ii) each person known by us to beneficially own five percent (5%) or more of our outstanding shares; and (iii) our officers and directors as a group.

			Amount of
			shares held
	Name of Beneficial		by	Percent
Title of Class	Owner of Shares	Position	Owner	of Class (1)

Common	Mirella Salem	Chief Executive Officer	0	0.0%
Common	Steven Turner	President	0	0.0%
Common	John Rowsell	Senior VP of Franchise Development	0	0.0%
Common	Angela C. Rodriguez	Chief Financial Officer	0	0.0%
Common	Thomas L. DiStefano III	Director	510,549	1.8%
Common	Aarif Dohad	Director	0	0.0%
Common	Valiant Healthcare, Inc.		25,250,000	89%
Common	All Executive Officers and Directors as a group (2 persons)		510,549	1.8%

(1)	The percentages listed in the percent of class column are based upon 28,302,344 issued and outstanding shares of Common Stock.
Changes in Control
There are currently no arrangements which may result in a change of control of the Company.
LEGAL PROCEEDINGS
Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
Prior to the consummation of the Asset Purchase Agreement, our Board of Directors consisted of Thomas L. DiStefano III, who was elected to serve until his successor is duly elected and qualified. Pursuant to the terms of the Asset Purchase Agreement, Mr. Dohad has been appointed to our Board of Directors. On the Closing Date, our Board of Directors appointed the new executive officers as listed below.
Directors and Executive Officers
The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position
Mirella Salem		Chief Executive Officer
Steven Turner		President
John Rowsell		SVP of Franchise Development
Angela C. Rodriguez		Chief Financial Officer
Aarif Dohad		Director
Thomas L. DiStefano III		Director
Mirella Salem, Chief Executive Officer
Ms. Salem was a Director for Valiant Healthcare, Inc. since its April 2009 acquisition of the Accessible Home Health Care business. Ms. Salem co-founded the predecessor of Accessible Home Health Care in 1999 and she has extensive experience in the insurance industry and in the administration of international health care policies. Ms. Salem founded the high-end user friendly home health care company in response to her frustration in obtaining care for her mother. Ms. Salem will continue to be the standard bearer and quality control czar of the company.
Steven Turner, President
Mr. Turner served as President of Valiant Healthcare, Inc. since its inception in June 2008. Mr. Turner was also Valiant’s initial and sole director from inception until he resigned this position in April 2009. Mr. Turner joined Accessible Healthcare Services, Inc. in February 2006 where he served as its Chief Operating Officer. From January 2004 to February 2006, he was Regional Operations Director/Administration of Caring People, a home health business in Delray Beach, Florida. From January 1998 to January 2004, he was National Director of Providers of CHCS Services, a third party administrator business in Weston, Florida.
John Rowsell, Senior Vice President of Franchise Development
Mr. Rowsell served as Senior Vice President of Franchise Relations of Valiant Healthcare, Inc. since April 2009. Mr. Rowsell joined Accessible Healthcare Services, Inc. in December 2005, where he served in the same capacity. From November 2003 to December 2005, he was District Sales Coordinator for Aflac, an insurance business in Coral Springs, Florida. From August 1999 to November 2003, he was President of Cornerstone Carpet Cleaning Inc., a carpet cleaning business in Coral Springs, Florida.
Angela C. Rodriguez, Chief Financial Officer
Ms. Rodriguez served as Chief Financial Officer of Valiant Healthcare, Inc. since July 1, 2009. Ms. Rodriguez has been representing various clients in south Florida as part of her own accounting practice since October 1997. Prior to having her own practice, from May 1990 until May 1997, Ms. Rodriguez held various positions with Alamo Rent A Car, Inc., in Fort Lauderdale, including Senior Manager—Accounting Systems, Manager—Cash Management, Supervisor—Cash Management and Analyst of Accounting Systems. Ms. Rodriguez received her Bachelors degree in Accounting from the University of Tennessee in 1988 and a Masters in Accounting from Florida International University in December 1997.

Aarif Dohad, Director
Mr. Dohad served as a Director of Valiant Healthcare, Inc. since April 2009, Chairman of the Board since May 2009 and with his family remains the majority stockholder of Valiant. Prior to his association with Accessible Home Health Care, Mr. Dohad was a principal and operated a risk management firm servicing insurance companies and major corporate clients. Mr. Dohad also has significant experience with the sale of life support medical equipment to public and private health care facilities in India and East Africa.
Thomas L. DiStefano III, Director
Mr. DiStefano has served on Willing’s Board of Directors since July 2009 and from August 2009 until July 16, 2010 served as Willing’s Chief Executive officer and chief financial officer. From July 2009 to July 16, 2010, Mr. DiStefano was Willing’s Chairman of the Board of Directors. Mr. DiStefano founded Perfect Web Technologies, Inc. (“PWBI”), the former parent company of Willing Holding, Inc., in July 1997 and became its Chairman and Chief Executive Officer in July 1997 having served in these positions until the present.
Mr. DiStefano is the inventor of three issued patents 6,631,400, 6,771,291 and 7,353,199 and three patents pending. Each of the patents represent technologies and innovation that relate to Internet applications, software and business methods, they include; electronic document development and publishing, e-mail management and distribution, access management and password protection, collaboration and e-commerce and marketing tools.
From January 1993 to June 1997, Mr. DiStefano was the President of TLD3 Investment Group, Inc. a financial consulting firm providing services to private and public companies. From June 1991 to December 1992, Mr. DiStefano was a Series 7 and 63 Registered Representative. Mr. DiStefano was awarded a B.A. in economics from Eastern Connecticut State University in 1979.
Family Relationships
There are no family relationships among our directors or officers.
Involvement in Certain Legal Proceedings
To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS
Transactions with Related Persons
Except as described below, we do not have any transactions with related persons. As part of the transaction between Willing and Valiant, certain Senior Secured Promissory Notes were issued to Mr. DiStefano totaling $79,000, $5,000 of which was immediately repaid to him. The notes accrue interest at a rate of 5% per annum and mature generally in 90 days, unless extended by Willing for up to 60 days, but only if at least 50% of the principal amount has been repaid prior to the maturity date. If extended, the terms of the notes provide that a minimum of 50% of any remaining outstanding principal will be repaid during the initial 30 days of the extension and the remaining 50% within the 30 days thereafter. If the maturity date is extended, the interest rate shall increase to 10% per annum. The notes are secured by certain assets of Willing, more particularly, prior to maturity Willing has agreed to pay Mr. DiStefano a minimum of 50% of any offering proceeds received by Willing from any financing transaction. In addition, in the event of any default on the notes, Willing has agreed to pay Mr. DiStefano 25% of the initial franchise fees received upon the execution of a franchise agreement with any new franchisee. The current initial franchise fee for an Accessible Home Health Care franchise are $46,500.
Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons
As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.
We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.
To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:
•	the risks, costs and benefits to us;
•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the terms of the transaction;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.
We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.
To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).
CORPORATE GOVERNANCE
Director Independence
We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.
Board Meetings and Annual Meeting
During the year ended December 31, 2009, our Board of Directors did not meet. We did not hold an annual meeting of shareholders in 2009.
Board Committees
We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.
We do not have a charter governing the nominating process. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.
Board Leadership Structure and Role in Risk Oversight
Our Board of Directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.
Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Shareholder Communications
Our Board of Directors does not currently provide a process for shareholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for shareholder communications in the future.
EXECUTIVE COMPENSATION
Compensation of Executive Officers
The following table sets forth all cash compensation paid by Wiling, for the year ended December 31, 2009.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Securities
					Restricted	Underlying
Name and				Other Annual	Stock	Options/	LTIP	All Other
Principal	Fiscal	Salary	Bonus	Compensation	Award(s)	SARs	Payouts	Compensation
Position	Year	($)	($)	($)	($)	(#)	($)	($)
Thomas L. DiStefano III	2009	150,000	—	—	0	—	—	—

Kevin Leonard	2009	0	—	—	0	—	—	—
Employment Agreements
The Company has not entered into any employment agreements with our executive officers or other employees to date, but may do so in the future.
Grants of Plan-Based Awards
No plan-based awards were granted to any of our named executive officers during the fiscal year ended December 31, 2009.
Outstanding Equity Awards at Fiscal Year End
No unexercised options or warrants were held by any of our named executive officers at December 31, 2009. No equity awards were made during the fiscal year ended December 31, 2009.
Option Exercises and Stock Vested
No options to purchase our capital stock were exercised by any of our named executive officers, nor was any restricted stock held by such executive officers vested during the fiscal year ended December 31, 2009.

Pension Benefits
No named executive officers received or held pension benefits during the fiscal year ended December 31, 2009.
Nonqualified Deferred Compensation
No nonqualified deferred compensation was offered or issued to any named executive officer during the fiscal year ended December 31, 2009.
Potential Payments upon Termination or Change in Control
Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.
Compensation of Directors
Directors are expected to timely and fully participate in all regular and special board meetings, and all meetings of committees that they may serve on. We expect to compensate non-management directors through stock option or restricted stock grants under our proposed Incentive Compensation Plan, though we have not determined the exact number of options or stock to be granted at this time. As of December 31, 2009 Melissa K. Conner was granted 50,000 shares of our Class A Common stock for her service as a director.
Compensation Committee Interlocks and Insider Participation
During the fiscal year 2009 we did not have a standing compensation committee. Our Board of Directors were responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the Board of Directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our Board or Compensation Committee.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Willing Holding, Inc., has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: July 20, 2010

Willing Holding, Inc.

By:	/s/ Mirella Salem

	Name:	Mirella Salem
	Title:	Chief Executive Officer